FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: July 30, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2015

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2015

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2015

(1) Consolidated results of operations

(% of change from previous period)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three Months ended June 30, 2015	339,247	1.4	32,583	73.5	47,010	53.2	31,575	62.2
Three Months ended June 30, 2014	334,714	0.9	18,782	(26.0)	30,680	(11.9)	19,467	(14.1)

(Note)  Comprehensive income:

104,228 million yen for the three months ended June 30, 2015, 236.2% of change from previous period

31,000 million yen for the three months ended June 30, 2014, (78.4)% of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Three Months ended June 30, 2015	86.07	86.07
Three Months ended June 30, 2014	53.06	53.06

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2015	3,094,035	2,384,388	2,294,672	74.2
March 31, 2015	3,021,184	2,303,623	2,215,319	73.3

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2015	––	40.00	––	60.00	100.00
Year ending March 31, 2016	––	—	––	––	100.00

(Note) Dividends per share for the year ending March 31, 2016 are forecasted to be 100.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2016

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2016	1,600,000	4.8	160,000	71.3	184,000	51.0	120,000	3.6	327.10

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the three months ended June 30, 2015.

(Notes)

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2015: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 10.

(ii) Changes due to other than adoption of new accounting standards: None

(4) Number of shares (common stock):

(i)	Number of shares issued:

	377,618,580 shares at June 30, 2015	377,618,580 shares at March 31, 2015

(ii)	Number of treasury stock:

	10,758,082 shares at June 30, 2015	10,757,224 shares at March 31, 2015

(iii)	Average number of shares outstanding:

	366,860,677 shares for the three months ended June 30, 2015	366,866,223 shares for the three months ended June 30, 2014

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2015

Economic Situation and Business Environment

During the three months ended June 30, 2015 (“the first quarter”) the Japanese economy expanded moderately due primarily to a recovery trend in personal consumption, as well as an increase in exports and private capital investment. Overseas, the Chinese economy continued to show high growth, although its growth rate slowed. The U.S. economy also grew due primarily to an increase in personal consumption. The European economy, by contrast, showed a low growth rate.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), demand for smartphones grew in the digital consumer equipment market, and demand expanded in the automotive market mainly in the United States and Europe.

Consolidated Financial Results

During the first quarter both sales and profits increased compared with the three months ended June 30, 2014 (“the previous first quarter”).

Despite a decline in sales in the Telecommunications Equipment Group, sales in the Semiconductor Parts Group, the Electronic Device Group and the Fine Ceramic Parts Group increased, particularly for smartphones and communications infrastructure and automotive related markets, as well as various industrial machinery markets. As a result, consolidated net sales for the first quarter increased by ¥4,533 million, or 1.4%, compared with the previous first quarter, to ¥339,247 million.

Profits increased significantly in the first quarter compared with the previous first quarter, reflecting more than 20% increased profits in all reporting segments in the Components Business, led by the Semiconductor Parts Group and the Electronic Device Group, together with recording of profit from a sale of assets in the Others reporting segment, which more than offset a decline in profits in the Equipment Business. Profit from operations increased by ¥13,801 million, or 73.5%, to ¥32,583 million, compared with ¥18,782 million for the previous first quarter. Income before income taxes increased by ¥16,330 million, or 53.2%, to ¥47,010 million, compared with ¥30,680 million for the previous first quarter. Net income attributable to shareholders of Kyocera Corporation for the first quarter increased by ¥12,108 million, or 62.2%, to ¥31,575 million, compared with ¥19,467 million for the previous first quarter.

Average exchange rates for the first quarter were ¥121 to the U.S. dollar, marking depreciation of ¥19 (approximately 19%) from ¥102 for the previous first quarter, and ¥134 to the Euro, marking appreciation of ¥6 (approximately 4%) from ¥140 for the previous first quarter.

	Three months ended June 30,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥334,714	100.0	¥339,247	100.0	¥4,533	1.4
Profit from operations	18,782	5.6	32,583	9.6	13,801	73.5
Income before income taxes	30,680	9.2	47,010	13.9	16,330	53.2
Net income attributable to shareholders of Kyocera Corporation	19,467	5.8	31,575	9.3	12,108	62.2
Average US$ exchange rate	102	––	121	––	––	––
Average Euro exchange rate	140	––	134	––	––	––

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first quarter due primarily to growth in sales of components for industrial machinery such as semiconductor processing equipment and sapphire substrates for LEDs.

2) Semiconductor Parts Group

Sales of ceramic packages and organic packages for smartphones and communications infrastructure increased compared with the previous first quarter, while sales of ceramic packages for LEDs were also solid. As a result, sales and operating profit in this reporting segment increased significantly compared with the previous first quarter.

3) Applied Ceramic Products Group

Sales in this reporting segment decreased slightly compared with the previous first quarter due to a decline in sales in the solar energy business for the public and commercial sectors, which more than offset growth in sales in the cutting tool business, mainly for automotive related markets. Operating profit, however, increased compared with the previous first quarter due to efforts to reduce costs in each business.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous first quarter as a result of growth in sales mainly of capacitors, connectors and crystal devices for smartphones and printing devices for industrial equipment. Operating profit increased significantly compared with the previous first quarter due to the effects of increased sales and the introduction of new products.

5) Telecommunications Equipment Group

Sales of low-end handsets decreased although sales of differentiated handsets grew on the back of development of new customers in the overseas market. In the Japanese market, sales also decreased caused by fewer handset launches due to product cycle timing. As a result, sales and operating profit in this reporting segment decreased compared with the previous first quarter.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous first quarter as a result of growth in sales volume of equipment following active efforts to increase sales. On the other hand, operating profit decreased compared with the previous first quarter, due mainly to an increase in sales promotion costs and the effect of appreciation of the yen against the Euro.

7) Others

Despite a decrease in sales in this reporting segment compared with the previous first quarter, operating profit increased substantially compared with the previous first quarter due to profit from a sale of assets by a consolidated subsidiary.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥20,852	6.2	¥22,901	6.7	¥2,049	9.8
Semiconductor Parts Group	48,464	14.5	55,251	16.3	6,787	14.0
Applied Ceramic Products Group	53,809	16.1	52,514	15.5	(1,295)	(2.4)
Electronic Device Group	66,187	19.8	70,533	20.8	4,346	6.6
Total Components Business	189,312	56.6	201,199	59.3	11,887	6.3
Telecommunications Equipment Group	38,515	11.5	28,681	8.4	(9,834)	(25.5)
Information Equipment Group	77,482	23.2	79,651	23.5	2,169	2.8
Total Equipment Business	115,997	34.7	108,332	31.9	(7,665)	(6.6)
Others	41,614	12.4	39,814	11.8	(1,800)	(4.3)
Adjustments and eliminations	(12,209)	(3.7)	(10,098)	(3.0)	2,111	—
Net sales	¥334,714	100.0	¥339,247	100.0	¥4,533	1.4

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase
	2014		2015		(Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥3,355	16.1	¥4,199	18.3	¥844	25.2
Semiconductor Parts Group	5,655	11.7	8,395	15.2	2,740	48.5
Applied Ceramic Products Group	2,820	5.2	3,581	6.8	761	27.0
Electronic Device Group	7,664	11.6	9,446	13.4	1,782	23.3
Total Components Business	19,494	10.3	25,621	12.7	6,127	31.4
Telecommunications Equipment Group	(3,584)	—	(6,142)	—	(2,558)	—
Information Equipment Group	7,603	9.8	6,410	8.0	(1,193)	(15.7)
Total Equipment Business	4,019	3.5	268	0.2	(3,751)	(93.3)
Others	642	1.5	11,402	28.6	10,760	—
Operating profit	24,155	7.2	37,291	11.0	13,136	54.4
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	6,718	—	10,168	—	3,450	51.4
Adjustments and eliminations	(193)	—	(449)	—	(256)	—
Income before income taxes	¥30,680	9.2	¥47,010	13.9	¥16,330	53.2

* % to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous first quarter due to a decline in sales in the solar energy business for public and commercial sectors and the Telecommunications Equipment Group.

2) Asia

Sales in Asia increased compared with the previous first quarter due mainly to an increase in sales in the Electronic Device Group and the Semiconductor Parts Group.

3) Europe

Sales in Europe decreased compared with the previous first quarter due to a decline in sales in the Information Equipment Group and the effect of appreciation of the yen against the Euro.

4) United States of America

Sales in the United States of America increased compared with the previous first quarter due to increased sales in the Information Equipment Group as well as to the effect of depreciation of the yen against the U.S. dollar.

5) Others

Sales in Others decreased slightly compared with the previous first quarter due mainly to a decrease in sales in the Information Equipment Group.

	Three months ended June 30,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥137,474	41.1	¥125,029	36.8	¥(12,445)	(9.1)
Asia	66,221	19.8	79,597	23.5	13,376	20.2
Europe	63,299	18.9	60,376	17.8	(2,923)	(4.6)
United States of America	52,103	15.6	58,748	17.3	6,645	12.8
Others	15,617	4.6	15,497	4.6	(120)	(0.8)
Net sales	¥334,714	100.0	¥339,247	100.0	¥4,533	1.4

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2015 decreased by ¥32,205 million to ¥319,158 million from ¥351,363 million at March 31, 2015.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter increased by ¥12,972 million to ¥32,692 million from ¥19,720 million for the previous first quarter. This mainly reflected that an increase in net income and a decrease in receivables exceeded a decrease in notes and accounts payable, and a decrease in other current liabilities including accrued expenses.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter decreased by ¥12,025 million to ¥44,410 million from ¥56,435 million for the previous first quarter. This mainly reflected that a decrease in purchase of securities, and an increase in proceeds from sales of property, plant and equipment exceeded a decrease in maturities of securities and an increase in acquisition of time deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by ¥5,880 million to ¥24,586 million from ¥18,706 million for the previous first quarter. This was due mainly to an increase in dividends paid.

	Three months ended June 30,
	2014	2015
	(Yen in millions)
Cash flows from operating activities	¥19,720	¥32,692
Cash flows from investing activities	(56,435)	(44,410)
Cash flows from financing activities	(18,706)	(24,586)
Effect of exchange rate changes on cash and cash equivalents	(2,644)	4,099
Net decrease in cash and cash equivalents	(58,065)	(32,205)
Cash and cash equivalents at beginning of period	335,174	351,363
Cash and cash equivalents at end of period	¥277,109	¥319,158

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2016

Kyocera posted results in the first quarter that were roughly in line with our initial projections. Accordingly, there is no change to the sales and profit forecasts for the year ending March 31, 2016 that were announced on April 27, 2015.

	Results for the year ended March 31, 2015		Forecasts for the year ending March 31, 2016		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,526,536	100.0	¥1,600,000	100.0	73,464	4.8
Profit from operations	93,428	6.1	160,000	10.0	66,572	71.3
Income before income taxes	121,862	8.0	184,000	11.5	62,138	51.0
Net income attributable to shareholders of Kyocera Corporation	115,875	7.6	120,000	7.5	4,125	3.6
Average US$ exchange rate	110	—	115	—	—	—
Average Euro exchange rate	139	—	125	—	—	—

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)   General conditions in the Japanese or global economy;

(2)   Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)   Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)   The effect of foreign exchange fluctuations on our results of operations;

(5)   Intense competitive pressures to which our products are subject;

(6)   Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)   Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)   Shortages and rising costs of electricity affecting our production and sales activities;

(9)   The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)  Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)  Inability to secure skilled employees, particularly engineering and technical personnel;

(12)  Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)  Expenses associated with licenses we require to continue to manufacture and sell products;

(14)  Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)  Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)  Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)  Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)  Credit risk on trade receivables;

(19)  Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)  Impairment losses on long-lived assets, goodwill and intangible assets;

(21)  Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)  Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements—Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2015		June 30, 2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥351,363		¥319,158		¥(32,205)
Short-term investments in debt and equity securities	95,237		116,108		20,871
Other short-term investments	184,358		218,350		33,992
Trade notes receivables	19,130		18,963		(167)
Trade accounts receivables	299,412		259,296		(40,116)
Less allowances for doubtful accounts and sales returns	(5,378)		(5,812)		(434)
Inventories	354,499		367,150		12,651
Deferred income taxes	42,314		37,726		(4,588)
Other current assets	116,612		110,881		(5,731)
Total current assets	1,457,547	48.2	1,441,820	46.6	(15,727)
Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,051,638		1,130,586		78,948
Other long-term investments	20,402		19,344		(1,058)
Total investments and advances	1,072,040	35.5	1,149,930	37.2	77,890
Property, plant and equipment:
Land	59,590		60,161		571
Buildings	350,354		352,374		2,020
Machinery and equipment	846,391		856,729		10,338
Construction in progress	11,015		9,523		(1,492)
Less accumulated depreciation	(1,005,859)		(1,012,820)		(6,961)
Total property, plant and equipment	261,491	8.6	265,967	8.6	4,476
Goodwill	102,167	3.4	104,340	3.4	2,173
Intangible assets	56,615	1.9	57,326	1.8	711
Other assets	71,324	2.4	74,652	2.4	3,328
Total non-current assets	1,563,637	51.8	1,652,215	53.4	88,578
Total assets	¥3,021,184	100.0	¥3,094,035	100.0	¥72,851

	March 31, 2015		June 30, 2015		Increase
	Amount	%	Amount	%	(Decrease)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,129		¥2,166		¥(1,963)
Current portion of long-term debt	9,441		9,744		303
Trade notes and accounts payable	119,654		112,676		(6,978)
Other notes and accounts payable	59,613		56,453		(3,160)
Accrued payroll and bonus	59,454		49,199		(10,255)
Accrued income taxes	17,316		14,003		(3,313)
Other accrued liabilities	53,305		35,709		(17,596)
Other current liabilities	33,339		39,434		6,095
Total current liabilities	356,251	11.8	319,384	10.3	(36,867)
Non-current liabilities:
Long-term debt	17,881		18,417		536
Accrued pension and severance liabilities	34,764		34,993		229
Deferred income taxes	292,454		319,677		27,223
Other non-current liabilities	16,211		17,176		965
Total non-current liabilities	361,310	12.0	390,263	12.6	28,953
Total liabilities	717,561	23.8	709,647	22.9	(7,914)
Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,695		162,743		48
Retained earnings	1,502,310		1,511,873		9,563
Accumulated other comprehensive income	469,673		539,421		69,748
Common stock in treasury, at cost	(35,062)		(35,068)		(6)
Total Kyocera Corporation shareholders’ equity	2,215,319	73.3	2,294,672	74.2	79,353
Noncontrolling interests	88,304	2.9	89,716	2.9	1,412
Total equity	2,303,623	76.2	2,384,388	77.1	80,765
Total liabilities and equity	¥3,021,184	100.0	¥3,094,035	100.0	¥72,851

Note: Accumulated other comprehensive income is as follows:

	March 31, 2015	June 30, 2015	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥467,841	¥527,626	¥59,785
Net unrealized losses on derivative financial instruments	(372)	(408)	(36)
Pension adjustments	(28,452)	(29,246)	(794)
Foreign currency translation adjustments	30,656	41,449	10,793
Total	¥469,673	¥539,421	¥69,748

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase
	2014		2015		(Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥334,714	100.0	¥339,247	100.0	¥4,533	1.4
Cost of sales	246,998	73.8	248,761	73.3	1,763	0.7
Gross profit	87,716	26.2	90,486	26.7	2,770	3.2
Selling, general and administrative expenses	68,934	20.6	57,903	17.1	(11,031)	(16.0)
Profit from operations	18,782	5.6	32,583	9.6	13,801	73.5
Other income (expenses) :
Interest and dividend income	10,011	3.0	12,674	3.7	2,663	26.6
Interest expense	(468)	(0.1)	(381)	(0.1)	87	—
Foreign currency transaction gains, net	1,471	0.4	1,666	0.5	195	13.3
Other, net	884	0.3	468	0.2	(416)	(47.1)
Total other income (expenses)	11,898	3.6	14,427	4.3	2,529	21.3
Income before income taxes	30,680	9.2	47,010	13.9	16,330	53.2
Income taxes	9,736	2.9	13,946	4.2	4,210	43.2
Net income	20,944	6.3	33,064	9.7	12,120	57.9
Net income attributable to noncontrolling interests	(1,477)	(0.5)	(1,489)	(0.4)	(12)	—
Net income attributable to shareholders of Kyocera Corporation	¥19,467	5.8	¥31,575	9.3	¥12,108	62.2
Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥53.06		¥86.07
Diluted	53.06		86.07
Average number of shares of common stock outstanding:
Basic	366,866		366,861
Diluted	366,866		366,861

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase
	2014	2015	(Decrease)
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥20,944	¥33,064	¥12,120
Other comprehensive income (loss) — net of taxes
Net unrealized gains on securities	17,671	59,739	42,068
Net unrealized losses on derivative financial instruments	(59)	(52)	7
Pension adjustments	673	(820)	(1,493)
Foreign currency translation adjustments	(8,229)	12,297	20,526
Total other comprehensive income (loss)	10,056	71,164	61,108
Comprehensive income	31,000	104,228	73,228
Comprehensive income attributable to noncontrolling interests	(378)	(2,906)	(2,528)
Comprehensive income attributable to shareholders of Kyocera Corporation	¥30,622	¥101,322	¥70,700

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.